B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2025
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Gold revenue	$692,206	$492,569	$1,224,313	$954,013

Cost of sales
Production costs	(160,363)	(151,299)	(322,357)	(308,044)
Depreciation and depletion	(102,705)	(95,008)	(192,262)	(185,454)
Royalties and production taxes	(77,701)	(33,089)	(120,507)	(63,116)
Total cost of sales	(340,769)	(279,396)	(635,126)	(556,614)

Gross profit	351,437	213,173	589,187	397,399

General and administrative	(15,783)	(12,968)	(27,585)	(27,106)
Share-based payments	(8,134)	(4,792)	(14,003)	(9,746)
Non-recoverable input taxes	(5,431)	(2,695)	(12,277)	(6,999)
Write-down of mining interests (Note 7)	—	(636)	(5,118)	(636)
Foreign exchange gains (losses)	12,781	(11,356)	19,995	(13,735)
Community relations	(559)	(442)	(1,558)	(931)
Share of net (loss) income of associates (Note 8)	(576)	2,582	178	4,679
Impairment of long-lived assets (Note 7)	—	(215,216)	—	(215,216)
Gain on sale of mining interests (Note 7)	—	48,662	—	48,662
Gain on sale of shares in associate (Note 8)	—	16,822	—	16,822
Other expense	(4,219)	(2,322)	(10,470)	(7,754)
Operating income	329,516	30,812	538,349	185,439

(Losses) gains on derivative instruments (Note 13)	(21,153)	429	(64,472)	704
Change in fair value of gold stream (Note 14)	(21,754)	(8,387)	(52,306)	(19,239)
Interest and financing expense (Note 10 and 15)	(4,854)	(7,465)	(10,577)	(17,036)
Interest income	2,913	7,671	6,085	13,126
Gain (loss) on dilution of associate (Note 8)	—	998	—	(8,984)
Other income	1,729	12	2,085	155
Income from operations before taxes	286,397	24,070	419,164	154,165

Current income tax, withholding and other taxes (Note 17)	(160,174)	(96,697)	(246,257)	(158,281)
Deferred income tax recovery (Note 17)	34,530	37,850	50,410	17,820
Net income (loss) for the period	$160,753	$(34,777)	$223,317	$13,704

Attributable to:
Shareholders of the Company	$154,424	$(24,004)	$212,011	$15,747
Non-controlling interests (Note 12)	6,329	(10,773)	11,306	(2,043)
Net income (loss) for the period	$160,753	$(34,777)	$223,317	$13,704

Earnings (loss) per share (attributable to shareholders of the Company) (Note 11)
Basic	$0.12	$(0.02)	$0.16	$0.01
Diluted	$0.10	$(0.02)	$0.14	$0.01

Weighted average number of common shares outstanding (in thousands) (Note 11)
Basic	1,321,740	1,307,176	1,320,074	1,305,183
Diluted	1,477,021	1,307,176	1,473,509	1,308,746
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Net income (loss) for the period	$160,753	$(34,777)	$223,317	$13,704

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Gain (loss) on investments, net of deferred income tax (Note 6)	6,028	(8,162)	42,315	6,809
Other comprehensive income (loss) for the period	6,028	(8,162)	42,315	6,809
Total comprehensive income (loss) for the period	$166,781	$(42,939)	$265,632	$20,513

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$6,028	$(8,162)	$42,315	$6,809
Non-controlling interests	—	—	—	—
	$6,028	$(8,162)	$42,315	$6,809

Total comprehensive income (loss) attributable to:
Shareholders of the Company	$160,452	$(32,166)	$254,326	$22,556
Non-controlling interests	6,329	(10,773)	11,306	(2,043)
	$166,781	$(42,939)	$265,632	$20,513

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Operating activities
Net income (loss) for the period	$160,753	$(34,777)	$223,317	$13,704
Mine restoration provisions settled	(607)	(650)	(1,100)	(941)
Non-cash charges, net (Note 18)	140,770	231,149	322,693	384,914
Proceeds from prepaid sales (Note 15)	—	—	—	500,023
Changes in non-cash working capital (Note 18)	28,862	(79,709)	14,022	(57,724)
Changes in long-term inventory	(30,326)	(17,405)	(41,283)	(15,696)
Changes in long-term value added tax receivables	(44,371)	(36,176)	(83,780)	(51,121)
Cash provided by operating activities	255,081	62,432	433,869	773,159

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs (Note 10)	—	—	445,913	—
Repayment of revolving credit facility (Note 10)	—	—	(400,000)	(150,000)
Equipment loan facility draw downs (Note 10)	3,314	—	12,304	—
Repayment of equipment loan facilities (Note 10)	(4,155)	(3,519)	(8,557)	(5,906)
Interest and commitment fees paid	(1,148)	(1,090)	(4,642)	(4,669)
Cash proceeds from stock option exercises	3,936	1,357	6,167	2,445
Dividends paid (Note 11)	(25,959)	(45,869)	(51,511)	(91,858)
Principal payments on lease arrangements (Note 10)	(8,441)	(1,140)	(11,413)	(2,588)
Distributions to non-controlling interests (Note 12)	(9,435)	(2,708)	(17,617)	(7,288)
Other	(4)	691	(4,271)	962
Cash used by financing activities	(41,892)	(52,278)	(33,627)	(258,902)

Investing activities
Expenditures on mining interests:
Fekola Mine	(53,379)	(53,179)	(117,382)	(133,741)
Masbate Mine	(17,499)	(6,507)	(25,232)	(15,037)
Otjikoto Mine	(4,709)	(11,706)	(8,316)	(25,519)
Goose Mine	(143,484)	(127,704)	(238,296)	(245,155)
Fekola Regional Properties	(5,004)	(4,924)	(8,173)	(9,425)
Gramalote Project	(5,151)	(3,560)	(11,944)	(6,870)
Other exploration (Note 18)	(13,878)	(11,572)	(19,474)	(20,412)
Redemption of short-term investments	22,544	—	22,544	—
Purchase of short-term investments	(4,854)	—	(10,926)	—
Funding of reclamation accounts	(5,027)	(1,676)	(6,448)	(2,705)
Purchase of shares in associate (Note 8)	(4,800)	—	(4,800)	—
Purchase of long-term investments (Note 6)	(1,318)	(6,252)	(3,126)	(6,252)
Cash proceeds on sale of investment in associate (Note 8)	—	100,302	—	100,302
Cash proceeds on sale of long-term investment	—	18,661	—	18,661
Other	117	(295)	55	(1,836)
Cash used by investing activities	(236,442)	(108,412)	(431,518)	(347,989)

(Decrease) increase in cash and cash equivalents	(23,253)	(98,258)	(31,276)	166,268

Effect of exchange rate changes on cash and cash equivalents	1,621	(2,716)	2,796	(6,323)
Cash and cash equivalents, beginning of period	330,123	567,814	336,971	306,895
Cash and cash equivalents, end of period	$308,491	$466,840	$308,491	$466,840

Supplementary cash flow information (Note 18)
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2025	As at December 31, 2024
Assets
Current
Cash and cash equivalents	$308,491	$336,971
Receivables, prepaids and other (Note 4)	44,458	41,059
Value-added and other tax receivables	35,866	46,173
Inventories (Note 5)	561,120	477,586
	949,935	901,789

Long-term investments (Note 6)	128,744	76,717
Value-added tax receivables	315,152	244,147
Mining interests (Note 7)	3,596,702	3,291,435
Investments in associates (Note 8)	96,395	91,417
Long-term inventories (Note 5)	109,174	134,529
Other assets (Note 9)	78,880	73,964
Deferred income taxes	31,386	—
	$5,306,368	$4,813,998
Liabilities
Current
Accounts payable and accrued liabilities	$157,819	$156,352
Current income and other taxes payable	139,040	103,557
Current portion of prepaid gold sales (Note 15)	558,165	272,781
Current portion of long-term debt (Note 10)	31,405	16,419
Current portion of derivative instruments (Note 13)	40,586	1,606
Current portion of gold stream obligation (Note 14)	18,000	6,900
Current portion of mine restoration provisions	6,522	7,170
Other current liabilities	17,509	15,902
	969,046	580,687

Long-term debt (Note 10)	411,482	421,464
Gold stream obligation (Note 14)	200,731	159,525
Prepaid gold sales (Note 15)	—	265,329
Mine restoration provisions	150,851	140,541
Deferred income taxes	182,242	169,738
Derivative instruments (Note 13)	32,218	2,760
Employee benefits obligation	22,151	18,410
Other long-term liabilities	21,104	19,847
	1,989,825	1,778,301
Equity
Shareholders’ equity
Share capital (Note 11)	3,526,873	3,510,271
Contributed surplus	160,468	91,184
Accumulated other comprehensive loss	(60,456)	(102,771)
Retained deficit	(356,943)	(515,619)
	3,269,942	2,983,065
Non-controlling interests (Note 12)	46,601	52,632
	3,316,543	3,035,697
	$5,306,368	$4,813,998

Commitments (Note 20)

Approved by the Board	"Clive T. Johnson"	Director	"Lisa M. Pankratz"	Director
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2025
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained deficit	Non- controlling interests	Total equity

Balance at December 31, 2024	1,318,041	$3,510,271	$91,184	$(102,771)	$(515,619)	$52,632	$3,035,697

Net income for the period	—	—	—	—	212,011	11,306	223,317
Dividends (Note 11)	380	1,259	455	—	(53,335)	—	(51,621)
Portion of convertible senior unsecured notes allocated to equity, net of deferred income tax (Note 10)	—	—	67,437	—	—	—	67,437
Gain on investments, net of deferred income tax (Note 6)	—	—	—	42,315	—	—	42,315
Shares issued on exercise of stock options	2,388	6,167	—	—	—	—	6,167
Shares issued on vesting of RSUs	2,072	6,870	(6,870)	—	—	—	—
Transactions with non-controlling interests (Note 12)	—	—	—	—	—	(17,337)	(17,337)
Share-based payments	—	—	10,568	—	—	—	10,568
Transfer to share capital on exercise of stock options	—	2,306	(2,306)	—	—	—	—

Balance at June 30, 2025	1,322,881	$3,526,873	$160,468	$(60,456)	$(356,943)	$46,601	$3,316,543

	2024
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2023	1,302,396	$3,454,811	$84,970	$(125,256)	$395,854	$99,596	$3,909,975

Net income (loss) for the period	—	—	—	—	15,747	(2,043)	13,704
Dividends (Note 11)	4,973	12,481	563	—	(105,070)	—	(92,026)
Gain on investments, net of deferred income tax	—	—	—	6,809	—	—	6,809
Shares issued on exercise of stock options	1,018	2,445	—	—	—	—	2,445
Shares issued on vesting of RSUs	1,465	6,307	(6,307)	—	—	—	—
Shares issued on vesting PSUs	946	7,604	(7,604)				—
Transactions with non-controlling interests	—	—	—	—	2,801	(8,602)	(5,801)
Share-based payments	—	—	9,485	—	—	—	9,485
Transfer to share capital on exercise of stock options	—	1,386	(1,386)	—	—	—	—

Balance at June 30, 2024	1,310,798	$3,485,034	$79,721	$(118,447)	$309,332	$88,951	$3,844,591

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines, the Otjikoto Mine in Namibia and the Goose Mine in Canada which entered into the commissioning and testing phase in June 2025 and announced its inaugural gold pour on June 30, 2025. The Company also owns the Gramalote Project in Colombia. The Company holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of evaluation and exploration assets in a number of countries including Mali and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company except as noted below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors ("Board") on August 7, 2025.

Recent IFRS pronouncements issued

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of operations, including specified totals and subtotals. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IAS 34 requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts,

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the Company's gold collars and gold stream obligation (Notes 13, 14 and 16), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development project. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables as at June 30, 2025 included amounts for the Fekola Mine of $274 million (December 31, 2024 - $214 million), for the Masbate Mine of $22 million (December 31, 2024 – $13 million), and for the Gramalote Project of $19 million (December 31, 2024 - $17 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

4 Receivables, prepaids and other

	June 30, 2025	December 31, 2024
	$	$

Prepaid expenses	24,628	9,157
Supplier advances	9,548	9,757
Short-term investments	1,814	11,565
Other receivables	8,468	10,580
	44,458	41,059

5 Inventories

The current inventories balance is made up as follows:

	June 30, 2025	December 31, 2024
	$	$

Gold and silver bullion	78,539	34,181
In-process inventory	19,653	45,607
Ore stock-pile inventory	71,386	62,076
Materials and supplies	391,542	335,722
	561,120	477,586

The long-term inventories balance is made up as follows:

	June 30, 2025	December 31, 2024
	$	$

Ore stock-pile inventory	73,900	67,891
Materials and supplies	35,274	66,638
	109,174	134,529

Current ore stock-pile inventory as at June 30, 2025 includes amounts for the Fekola Mine of $8 million (December 31, 2024 - $14 million), for the Masbate Mine of $15 million (December 31, 2024 - $15 million), for the Otjikoto Mine of $10 million (December 31, 2024 – $10 million) and for the Goose Mine of $38 million (December 31, 2024 - $23 million).

Long-term stock-pile inventory as at June 30, 2025 includes amounts for the Otjikoto Mine of $56 million (December 31, 2024 – $50 million), for the Fekola Mine of $9 million (December 31, 2024 - $9 million), and for the Masbate Mine of $9 million (December 31, 2024 - $9 million).

Long-term supplies inventory are supplies for the Goose Mine that are expected to be consumed beyond the next twelve months.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Long-term investments

	June 30, 2025			December 31, 2024
	Cost $	AOCI $	Fair Value $	Cost $	AOCI $	Fair Value $

Snowline Gold Corp.	39,994	57,309	97,303	39,011	16,566	55,577
Founder Metals Inc	10,513	4,261	14,774	8,705	5,500	14,205
St. Augustine Gold & Copper Ltd.	20,193	(7,184)	13,009	20,193	(16,408)	3,785
Prospector Metals Corp.	1,000	584	1,584	664	(277)	387
AuMEGA Metals Ltd.	3,839	(2,301)	1,538	3,839	(1,813)	2,026
Other	14,299	(13,763)	536	14,299	(13,562)	737
	89,838	38,906	128,744	86,711	(9,994)	76,717

7 Mining interests

	Mineral properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2023	2,417,447	1,954,150	1,394,143	647,455	6,413,195
Additions	152,559	87,234	685,869	23,901	949,563
Capitalized interest	—	—	30,008	—	30,008
Disposals	(21,087)	(27,165)	—	(10,230)	(58,482)
Write-downs	—	—	—	(636)	(636)
Transfers	771,391	73,523	(849,872)	—	(4,958)
Change in mine restoration provision estimates	32,333	—	3,687	1,819	37,839

Balance at December 31, 2024	3,352,643	2,087,742	1,263,835	662,309	7,366,529
Additions	89,234	88,561	299,064	16,442	493,301
Capitalized interest	—	—	34,769	—	34,769
Disposals	—	(27,706)	—	—	(27,706)
Write-downs	—	—	—	(5,118)	(5,118)
Transfers	—	38,041	(38,041)	—	—
Change in mine restoration provision estimates	7,540	—	—	—	7,540

Balance at June 30, 2025	3,449,417	2,186,638	1,559,627	673,633	7,869,315

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2023	(1,488,833)	(1,073,678)	—	(287,194)	(2,849,705)
Depreciation and depletion	(192,495)	(181,027)	—	—	(373,522)
Impairment	(770,848)	(57,855)	—	(47,673)	(876,376)
Disposals	—	24,509	—	—	24,509

Balance at December 31, 2024	(2,452,176)	(1,288,051)	—	(334,867)	(4,075,094)
Depreciation and depletion	(120,329)	(101,163)	—	—	(221,492)
Disposals	—	23,973	—	—	23,973

Balance at June 30, 2025	(2,572,505)	(1,365,241)	—	(334,867)	(4,272,613)

Net book value at December 31, 2024	900,467	799,691	1,263,835	327,442	3,291,435

Net book value at June 30, 2025	876,912	821,397	1,559,627	338,766	3,596,702

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of the Fekola Complex CGU

During the year ended December 31, 2023, the State of Mali ("the State") introduced a new mining code (the “2023 Mining Code”) and related Local Content Law. In July 2024, the accompanying Implementation Decrees which clarified how the provisions of the 2023 Mining Code and Local Content Law applied were enacted into law. The Company’s analysis concluded that the Fekola Complex CGU was impaired resulting in an impairment of $215 million. A net impairment charge of $194 million after taking into account a deferred income tax recovery of $21 million was recorded in the Condensed Interim Consolidated Statement of Operations for the three and six months period ended June 30, 2024.

Versamet transaction

On June 5, 2024, the Company entered into a purchase and sale agreement (the "Agreement") to sell a portfolio of ten metal royalties (the "Royalties") to Versamet in exchange for 122 million Versamet shares at Cdn. $0.80 per share for proceeds of $71 million. Under the terms of the Agreement, the royalty sale was split into two tranches. The Company recorded a $49 million gain on sale of mining interests on the first tranche in the Condensed Interim Consolidated Statement of Operations for the three and six months period ended June 30, 2024.

Other

During the six months ended June 30, 2025, the Company wrote-off $5 million (2024 - $1 million) relating to non-core exploration and evaluation properties that it no longer plans to proceed with.

8 Investment in associates

	Versamet	Calibre	Other	Total
	$	$	$	$

Balance at December 31, 2023	—	130,953	3,139	134,092
Share of net income (loss)	(1,866)	4,874	(378)	2,630
Shares acquired	88,933	—	1,589	90,522
Shares disposed	—	(83,480)	—	(83,480)
Transfer to long-term investments	—	(43,363)	—	(43,363)
Loss on dilution	—	(8,984)	—	(8,984)

Balance at December 31, 2024	87,067	—	4,350	91,417
Share of net income (loss)	372	—	(194)	178
Shares acquired	—	—	4,800	4,800

Balance at June 30, 2025	87,439	—	8,956	96,395

Calibre

On June 20, 2024, the Company sold 79 million of its 111 million shares in Calibre Mining Corp. for proceeds of $100 million (net of transaction costs). The transaction resulted in $17 million gain on sale of shares in associate recorded in the Condensed Interim Consolidated Statement of Operations for the six month period ended June 30, 2024.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9 Other assets

	June 30, 2025	December 31, 2024
	$	$

Reclamation deposits	64,498	54,375
Deferred financing costs (Note 10)	7,270	—
Restricted cash	6,552	5,054
Prepaid witholding tax	—	14,473
Other	560	62
	78,880	73,964

As at June 30, 2025, reclamation deposits include amounts for the Fekola Mine of $26 million (December 31, 2024 - $22 million), for the Otjikoto Mine of $20 million (December 31, 2024 – $18 million), for the Goose Mine of $14 million (December 31, 2024 - $11 million) and for the Masbate Mine of $4 million (December 31, 2024 - $4 million).

10 Long-term debt

	June 30, 2025	December 31, 2024
	$	$
Convertible senior unsecured notes
Principal amount	460,000	—
Portion allocated to equity	(95,298)	—
Financing costs	(11,168)	—
Amortization of discount and financing costs	12,632	—
	366,166	—
Revolving credit facility:
Principal amount	—	400,000
Unamortized deferred financing costs	—	(8,310)
	—	391,690
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized financing costs)	22,381	13,319
Goose Mine equipment loan facilities (net of unamortized financing costs)	1,011	3,588
Lease liabilities	53,329	29,286
	76,721	46,193

Total debt	442,887	437,883
Less current portion	(31,405)	(16,419)
	411,482	421,464

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The changes in debt balances during the six months ended June 30, 2025 are as follows:

	Convertible senior unsecured notes	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$	$

Balance at December 31, 2024	—	391,690	16,907	29,286	437,883
Drawdowns	460,000	—	12,304	—	472,304
Debt repayments	—	(400,000)	(8,557)	(11,413)	(419,970)
Portion allocated to equity	(95,298)	—	—	—	(95,298)
Lease liabilities incurred	—	—	—	31,468	31,468
Lease liabilities derecognized	—	—	—	(468)	(468)
Financing costs incurred	(11,168)	—	—	—	(11,168)
Reclassification of deferred financing costs to Other Assets (Note 9)	—	8,310	—	—	8,310
Foreign exchange losses	—	—	2,658	1,670	4,328
Non-cash interest and financing expense	12,632	—	80	2,786	15,498
Balance at June 30, 2025	366,166	—	23,392	53,329	442,887

Current portion	(5,376)	—	(8,533)	(17,496)	(31,405)
	360,790	—	14,859	35,833	411,482

Convertible senior unsecured notes

On January 28, 2025, the Company issued convertible senior unsecured notes (“the Notes”) with an aggregate principal amount of $460 million for cash proceeds of $446 million net of financing costs of $14 million. The notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 common shares of the Company per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per share. The initial conversion rate is subject to adjustment in certain events. In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert the Notes. In the event of a fundamental change, the holders may elect to convert any outstanding Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest.

A fundamental change includes the following occurrences:
•A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.
•The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.
•Approval by our shareholders of any plan for liquidation or dissolution.

Prior to February 7, 2028, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after February 7, 2028, and until maturity, the Company may redeem all or part of the Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest. This option was not separated as it is considered closely related to the underlying instrument.

The Notes are the Company's senior unsecured obligations and rank equally with all existing and future senior unsecured indebtedness. The Notes are effectively unsecured to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally unsecured to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Notes are compound financial instruments consisting of a financial liability and a conversion option that is classified as equity. Of the gross proceeds of $460 million, $365 million was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the Notes using a discount rate of 7.8%. Total financing costs of $14 million were allocated to the

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

liability and equity components in proportion to the allocation of the gross proceeds, with $11 million allocated to the liability and $3 million allocated to equity. The net liability of $354 million ($365 million net of $11 million of financing costs) will be accreted to the face value of the Notes over the term to maturity using the effective interest method with an effective interest rate of 8.5%.

The equity component, representing the holders’ conversion option, was allocated the residual amount of $95 million. The net amount recorded in the Condensed Interim Consolidated Statement of Changes in Equity at June 30, 2025 was $67 million calculated as $95 million option valuation less $3 million of allocated financing costs and a deferred tax charge of $25 million for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the Notes and the tax base.

In connection with the Notes, the Company entered into a cash settled total return swap with one of the initial purchasers of the Notes for common shares of the Company with a total value of $50 million. During the six months ended June 30, 2025, the Company settled the total return swap for a gain of $8 million.

Revolving credit facility

The Company has an $800 million revolving credit facility ("RCF") with a syndicate of international banks. The RCF allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be further increased to $1 billion any time prior to the maturity date of December 17, 2028. During the six months ended June 30, 2025, the Company repaid $400 million under the RCF. As at June 30, 2025, the Company had available undrawn capacity of $800 million. As a result of the repayment, deferred financing costs on the RCF of $8 million have been reclassified to Other Assets (Note 9) on the Condensed Interim Consolidated Balance Sheet at June 30, 2025. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain an interest coverage ratio greater than or equal to 3:1 for any fiscal quarter and a leverage ratio of less than 3.5:1 for any fiscal quarter. As at June 30, 2025, the Company was in compliance with these debt covenants. During the six months ended June 30, 2025, the Company paid outstanding financing costs of $4 million on the RCF.

Subsequent to June 30, 2025, on July 18, 2025, the Company drew down $200 million under its RCF.

Lease liabilities

During the six months ended June 30, 2025, the Company entered into contracts for underground development and mining work at the Fekola Mine and at the Otjikoto Mine that resulted in the recognition $23 million of right-of-use assets and $23 million of lease liabilities and $8 million of right-of-use assets and $8 million of lease liabilities, respectively. The valuation of the lease at the Fekola Mine and at Otjikoto Mine was based on a 4 year term and 2 years, respectively .

11 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2025, the Company had 1,322,881,482 common shares outstanding (December 31, 2024 - 1,318,040,605 shares). No preferred shares were outstanding.

During the six months ended June 30, 2025, the Company paid two quarterly dividends of $0.02 per share each, totaling $53 million (2024 - $105 million). Of this amount, $1 million (2024 - $12 million) was satisfied by the issuance of 0.4 million shares (2024 - 5 million shares) under the Company's Dividend Re-investment Plan.

Subsequent to June 30, 2025, on August 7, 2025, the Company approved a second quarter dividend of $0.02 payable on September 23, 2025.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Net income (loss) (attributable to shareholders of the Company)	$154,424	$(24,004)	$212,011	$15,747
Interest and financing expense on convertible senior unsecured notes	$—	$—	$468	$—
Diluted net income (loss) (attributable to shareholders of the Company)	$154,424	(24,004)	$212,479	$15,747

Basic weighted average number of common shares outstanding (in thousands)	1,321,740	1,307,176	1,320,074	1,305,183

Effect of dilutive securities:
Convertible senior unsecured notes	144,996	—	144,996	—
Performance share units	4,308	—	4,308	2,713
Restricted share units	1,798	—	1,579	666
Stock options	4,179	—	2,552	184
Diluted weighted average number of common shares outstanding (in thousands)	1,477,021	1,307,176	1,473,509	1,308,746

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$0.12	$(0.02)	$0.16	$0.01
Diluted	$0.10	$(0.02)	$0.14	$0.01

12 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Masbate	Otjikoto	Finland	Total
	$	$	$	$

Balance at December 31, 2024	26,072	20,973	5,587	52,632
Share of net income	440	10,676	190	11,306
Distributions to non-controlling interest	(1,200)	(16,417)	—	(17,617)
Participating funding from non-controlling interest	—	—	280	280
Balance at June 30, 2025	25,312	15,232	6,057	46,601

13 Derivative financial instruments

Fuel derivatives

During the six months ended June 30, 2025, the Company entered into an additional series of forward contracts for the purchase of 19 million litres of fuel oil at an average strike price of $0.40 per litre and 38 million litres of gas oil at an average strike price of $0.53 per litre with scheduled settlement between May 2025 and April 2027. The Company's fuel derivative instruments were not designated as hedges and are being recorded at fair value through profit and loss ("FVTPL").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at June 30, 2025:

	2025	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	20,530	25,071	2,490	48,091
Average strike price	$0.42	$0.41	$0.39	$0.41

Forward – gas oil:
Litres (thousands)	22,879	30,083	3,509	56,471
Average strike price	$0.57	$0.54	$0.53	$0.55

The unrealized fair value of these contracts at June 30, 2025 was $(3) million (December 31, 2024 - $(2) million).

Gold derivatives

During the year ended December 31, 2024, as a requirement of the RCF (Note 10), the Company entered into a series of 1:1 zero-cost put/call gold collar contracts with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and are recorded at FVTPL.

The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at June 30, 2025:

	2025	2026	2027	Total

Ounces	102,005	200,006	16,637	318,648
Average floor price	$2,450	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at June 30, 2025 was $(70) million (December 31, 2024 - $0 million).

14 Gold stream obligation

The Company's gold stream obligation requires the delivery from production at the Company's Goose Mine as follows:
•2.7805% of gold production up to delivery of 87,100 ounces
•1.4405% of gold production up to an aggregate of 134,000 ounces
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9 Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Condensed Interim Consolidated Balance Sheet with changes in the fair value being recorded in the Condensed Interim Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 16). The Company has guaranteed the gold stream obligation.

The following is a summary of the changes in the gold stream obligation:

$

Outstanding at December 31, 2024	166,425
Change in fair value	52,306
Outstanding at June 30, 2025	218,731
Less current portion	(18,000)
200,731

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its RCF syndicate banks. Under the terms of the prepaid gold sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the prepaid gold sales can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

The prepaid gold sales have been accounted in accordance with IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments have been recognized as deferred revenue on the interim condensed consolidated balance sheet and will be recognized as revenue in the interim condensed consolidated statement of operations based on the contract price when gold deliveries are made.

The following is a summary of the changes in the prepaid gold sales obligation:

$

Outstanding at December 31, 2024	538,110
Accretion	20,055
Outstanding at June 30, 2025	558,165

During the three and six months ended June 30, 2025, the Company recognized interest charge of $10 million and $20 million, respectively (2024 - expense of $10 million and $18 million, respectively) relating to the financing component contained in the prepaid gold sales. The interest expense recognised in the Condensed Interim Consolidated Statement of Operations for the three and six months ended June 30, 2025 was $0 million and $0 million, respectively, net of $10 million and $20 million, respectively, capitalized to the cost of constructing qualifying assets during the period (2024 - $4 million and $9 million, respectively, net of $6 million and $9 million, respectively, capitalized to the cost of constructing qualifying assets).

Subsequent to June 30, 2025, the Company delivered 22,064 ounces into the prepaid gold sales contracts.

16 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at June 30, 2025, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at June 30, 2025			As at December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 6)	128,744	—	—	76,717	—	—
Short-term investments (Note 4)	1,814	—	—	11,565	—	—
Gold derivative contracts (Note 13)	—	(70,120)	—	—	111	—
Fuel derivative contracts (Note 13)	—	(2,683)	—	—	(2,259)	—
Gold stream obligation (Note 14)	—	—	(218,731)	—	—	(166,425)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair values of the Company's fuel and gold derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes inputs that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes inputs that are not based on observable market data, including the timing of future gold deliveries. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Gold production is assumed to begin at the end of the second quarter of 2025. Forward gold price estimates ranged from $3,324 to $4,512 per ounce. A $100 per ounce change in the gold forward price would have approximately a $5 million impact on the fair value of the gold stream obligation. A 50 basis point change in the risk-free rate would also have approximately a $6 million impact on the fair value of the gold stream obligation.

The fair value of the Notes, based on quoted market prices, is $617 million. The carrying amount of the Notes represents the liability component recorded at amortized costs (Note 10), while the fair value represents both the liability and equity components. The fair value of the Notes is categorized as level 1 in the fair value hierarchy outlined in IFRS 13 Fair value measurement. The fair value of the Company's other long-term debt approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Credit risk

The Company’s maximum exposure to credit risk is the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies. The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	$	$	$	$

Income from operations before taxes	286,397	24,070	419,164	154,165
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	77,327	6,499	113,174	41,625

Increase (decrease) attributable to:
Future withholding tax	11,400	(19,344)	31,000	(4,524)
Benefits not recorded on impairment losses	—	48,985	—	48,985
Change in accrual for tax audits	1,000	37,135	1,000	37,135
Effects of different foreign statutory tax rates	30,452	(5,715)	47,573	4,646
Change due to foreign exchange	(40,449)	5,931	(58,207)	13,239
Benefit of optional tax incentives	(7,822)	(5,235)	(14,544)	(9,046)
Change in non-taxable portion of gains	51	(9,325)	51	(8,261)
Non-deductible expenditures	9,715	1,615	15,523	8,189
Withholding and other taxes	33,558	1,883	37,658	4,827
Change in losses and tax bases for which no tax benefit has been recorded	8,908	(2,545)	21,930	3,753
Use of losses and temporary differences not previously recognised	—	(1,351)	—	(1,351)
Amounts under provided in prior years	1,504	314	689	1,244
Income tax expense	125,644	58,847	195,847	140,461

Current income tax, withholding and other taxes	160,174	96,697	246,257	158,281
Deferred income tax recovery	(34,530)	(37,850)	(50,410)	(17,820)
Income tax expense	125,644	58,847	195,847	140,461

Included in current income tax expense for the three and six months ended June 30, 2025 was an expense of $23 million and $36 million, respectively (2024 - expense of $5 million and $13 million, respectively), related to the State of Mali's 20% (2024 - 10%) priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

18 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	$	$	$	$

Depreciation and depletion	102,705	95,008	192,262	185,454
Unrealized losses (gains) on derivative instruments	19,780	(119)	70,655	(1)
Change in fair value of gold stream (Note 14)	21,754	8,387	52,306	19,239
Deferred income tax recovery (Note 17)	(34,530)	(37,850)	(50,410)	(17,820)
Share-based payments	8,017	4,619	13,886	9,498
Non-recoverable input taxes	5,431	2,695	12,277	6,581
Non-cash interest and financing expense	4,854	7,465	10,577	17,036
Write-down of mining interests (Note 7)	—	636	5,118	636
Share of net loss (income) of associates (Note 8)	576	(2,582)	(178)	(4,679)
Impairment of long-lived assets (Note 7)	—	215,216	—	215,216
Gain on sale of mining interests (Note 7)	—	(48,662)	—	(48,662)
Gain on sale of shares in associate (Note 8)	—	(16,822)	—	(16,822)
(Gain) loss on dilution of associate (Note 8)	—	(998)	—	8,984
Other	12,183	4,156	16,200	10,254
	140,770	231,149	322,693	384,914

Changes in non-cash working capital:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	$	$	$	$

Accounts receivable and prepaids	(12,866)	(15,747)	(15,939)	(14,198)
Value-added and other tax receivables	18,380	(2,322)	10,926	(7,438)
Inventories	462	(35,389)	(33,040)	(35,186)
Accounts payable and accrued liabilities	11,111	(7,518)	12,531	6,092
Current income and other taxes payable	11,775	(18,733)	39,544	(6,994)
	28,862	(79,709)	14,022	(57,724)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	$	$	$	$

Fekola Mine, exploration	—	(838)	—	(2,140)
Masbate Mine, exploration	(531)	(928)	(951)	(1,749)
Otjikoto Mine, exploration	(2,382)	(1,514)	(4,213)	(3,303)
Goose Mine, exploration	(7,634)	(7,038)	(10,322)	(9,350)
Finland Properties, exploration	(218)	(715)	(696)	(2,108)
Other	(3,113)	(539)	(3,292)	(1,762)
	(13,878)	(11,572)	(19,474)	(20,412)

Non-cash investing and financing activities:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	$	$	$	$

Interest capitalized to construction of qualifying assets	18,341	6,843	34,768	10,399
Change in current liabilities relating to deferred financing costs	—	—	(4,059)	—
Foreign exchange loss on Fekola equipment loan facility	(1,928)	(685)	(2,658)	(400)
Change in current liabilities relating to mining interest expenditures	(24,924)	8,554	(11,055)	4,800
Share-based payments, capitalized to mining interests	363	53	775	234
Share consideration received on sale of mining interests (Note 7 )	—	71,249	—	71,249
Interest on loan to non-controlling interest	—	1,400	—	2,801

For the three and six months ended June 30, 2025, the Company paid $115 million and $170 million, respectively, of current income tax, withholding and other taxes in cash (2024 - $133 million and $172 million, respectively).

19 Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Masbate, Goose and Otjikoto mines. It also includes Fekola Regional properties, which are in the exploration and evaluations stage. The Fekola Regional segment includes the Anaconda Area formerly the three separate Bantako North, Menankoto and Bakolobi permits, now consolidated into one permit called Menankoto and Dandoko permit. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounted investment in its associates. The “Corporate and Other” segment includes corporate operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s segments are summarized in the following tables:

	For the three months ended June 30, 2025
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	377,316	—	132,698	182,192	—	—	—	692,206
Production costs	96,121	—	34,468	29,774	—	—	—	160,363
Depreciation & depletion	44,015	123	18,343	40,224	—	9	567	103,281
Impairment of long-lived assets	—	—	—	—	—	—	—	—
Net income (loss)	105,583	(1,194)	47,892	60,296	(1,158)	(786)	(49,880)	160,753
Capital expenditures	53,379	5,027	18,030	7,091	151,118	8,504	40	243,189
Total assets	1,493,359	199,394	683,244	304,100	1,952,209	351,335	322,727	5,306,368

	For the three months ended June 30, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	270,592	—	109,083	112,894	—	—	—	492,569
Production costs	81,481	—	37,602	32,216	—	—	—	151,299
Depreciation & depletion	42,469	461	19,811	32,267	—	—	539	95,547
Impairment of long-lived assets	162,673	52,543	—	—	—	—	—	215,216
Net (loss) income	(82,289)	(48,430)	24,946	25,187	(1,085)	961	45,933	(34,777)
Capital expenditures	54,017	4,923	7,435	13,220	134,742	4,820	566	219,723
Total assets	1,311,340	170,573	726,356	390,894	1,787,693	309,957	486,039	5,182,852

	For the six months ended June 30, 2025
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	631,983	—	262,091	330,239	—	—	—	1,224,313
Production costs	185,146	—	72,484	64,727	—	—	—	322,357
Depreciation & depletion	80,778	259	37,823	77,172	(3,770)	36	1,131	193,429
Impairment of long-lived assets	—	—	—	—	—	—	—	—
Net income (loss)	172,623	(450)	83,910	100,344	2,130	(4,842)	(130,398)	223,317
Capital expenditures	117,382	8,173	26,183	12,529	248,618	15,977	128	428,990
Total assets	1,493,359	199,394	683,244	304,100	1,952,209	351,335	322,727	5,306,368

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2025
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the six months ended June 30, 2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	526,910	—	208,050	219,053	—	—	—	954,013
Production costs	166,586	—	80,373	61,085	—	—	—	308,044
Depreciation & depletion	87,809	1,622	38,999	57,024	—	—	1,036	186,490
Impairment of long-lived assets	162,673	52,543	—	—	—	—	—	215,216
Net (loss) income	(40,190)	(51,061)	41,217	51,346	(1,777)	2,723	11,446	13,704
Capital expenditures	135,881	9,749	16,786	28,822	254,505	10,421	615	456,779
Total assets	1,311,340	170,573	726,356	390,894	1,787,693	309,957	486,039	5,182,852
The Company’s mining interests are located in the following geographical locations:

	June 30, 2025	December 31, 2024
	$	$
Mining interests
Canada	1,748,183	1,445,143
Mali	1,134,968	1,066,748
Philippines	463,436	480,570
Namibia	127,049	182,758
Colombia	86,337	74,875
Finland	36,729	36,033
Other	—	5,308
	3,596,702	3,291,435

20 Commitments

As at June 30, 2025, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $8 million for mobile purchases and rebuilds, and $1 million for other capital expenditures. Of these amounts, $7 million is expected to be incurred in 2025 and the remaining $2 million in 2026.
•For payments at the Goose Mine of $16 million related to mobile equipment purchases, $13 million related to infrastructure upgrades, $8 million related to mill and process plant upgrades and optimization, and $1 million for other capital projects, all of which is expected to be incurred in 2025.
•For payments at the Masbate Mine of $1 million for the solar plant, all of which is expected to be incurred in 2025.
•For payments at the Otjikoto Mine of $1 million for plant maintenance, all of which is expected to be incurred in 2025.